UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K [_] Form 20-F [_] Form 11-K [ ] Form 10-Q
             [_] Form N-SAR  [_] Form N-SAR

               For Period Ended: December 31, 2006

               [_] Transition Report on Form 10-K
               [_] Transition Report on Form 20-F
               [_] Transition Report on Form 11-K
               [_] Transition Report on Form 10-Q
               [_] Transition Report on Form N-SAR
               For the Transition Period Ended:_________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Quipp, Inc.
________________________________________________________________________________
Full Name of Registrant



________________________________________________________________________________
Former Name if Applicable


4800 NW 157 Street
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)


Miami, Florida FL 33014
________________________________________________________________________________
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     | (a)  The reason described in reasonable detail in Part III of this
     |      form could not be eliminated without unreasonable effort or expense
     | (b)  The subject annual report, semi-annual report, transition report on
     |      Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof,
     |      will be filed on or before the fifteenth calendar day
 [X] |      following the prescribed due date; or the subject quarterly
     |      report or transition report on Form 10-Q, or portion thereof will
     |      be filed on or before the fifth calendar day following the
     |      prescribed due date; and
     | (c)  The accountant's statement or other exhibit required by Rule
     |      12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)



Completion of the Registrant's financial statements has been delayed due to the time and effort involved in compiling and analyzing information in order to: (i) test for impairment of goodwill, in accordance with Statement of Financial Accounting Standards No. 142 and (ii) determine the extent to which a valuation allowance should be applied to the Company's deferred tax assets, in accordance with Statement of Financial Accounting Standards No. 109.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                     Eric Bello                  (305)       623-8700 ext. 307
    ---------------------------------------- ----------- -----------------------
                      (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No
     ___________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         SEE EXHIBIT A ATTACHED HERETO
================================================================================

                                   Quipp, Inc.
    ------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 2, 2007                 By: /s/  Eric Bello
    -------------------                 ----------------------------------------
                                        Eric Bello
                                        Chief Financial Officer

                                    EXHIBIT A

Net sales for 2006 were $26,413,681, a 2.4% increase over net sales of $25,782,879 in 2005.

Gross profit in 2006 was $6,824,605, an 8.8% increase over gross profit of $6,271,109 in 2005.

Selling, general and administrative expenses will be substantially higher in 2006 than in 2005, principally due to a non-cash impairment charge of $2,590,847 against the Registrant's goodwill. Other selling, general and administrative expenses for 2006 were $6,618,012. Selling, general and administrative expenses in 2005 were $5,999,955. If a valuation allowance is applied to the full amount of the deferred tax asset resulting from the goodwill impairment charge, the entire amount of the impairment charge will be reflected in net loss. Any further valuation allowance against other deferred tax assets would also affect net loss, but, like the goodwill impairment charge, will have no effect on the Registrant's cash flow.